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SEC
Mail Processing
Section

JAN 29 2008

Washington, DC
101

UNITED
SECURITIES AND EX
Washington

08026982

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/06 (MM/DD/YY) AND ENDING 11/30/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Meys (212) 855-9654
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

<u>OATH OR AFFIRMATION</u>

January 25, 2008

State of Massachusetts
ss:
County of Worcester

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 30, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Stephen R. Pierce
President and CEO, Underwriting Activities
Epoch Securities, Inc.

Michael A. Reardon
President and CEO, Variable Product Distribution
Epoch Securities, Inc.

Subscribed and sworn before me;

This 25th day of January, 2008

KELLEY A. SPANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 16, 2013

Subscribed and Sworn before me:

This 25 day of January 2008

MICHAEL A. WALSH
Notary Public State of New York
No. 01WA5034353
Qualified in New York County
Commission Expires October 11, 2010

EPOCH SECURITIES, INC.

Statement of Financial Condition
as of November 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Firm") at November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 25, 2008

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

As of November 30, 2007

Assets	
Cash	$ 12,380,390
Receivables from affiliates	10,322,692
Deferred tax asset	1,567,816
Total assets	$ 24,270,898
Liabilities and Shareholder's Equity	
Payable to affiliate	$ 294,683
Other liabilities and accrued expenses	1,095,117
	$ 1,389,800
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(95,190,253)
Total shareholder's equity	22,881,098
Total liabilities and shareholder's equity	$ 24,270,898

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the firm), a Delaware corporation, is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.). The firm engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers. The firm expanded its business in 2007 by acting as principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers.

Note 2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities, financing and commission based transactions.

Unless otherwise stated herein, all references to November 2007 refer to the firm's fiscal year ended, or the date, as the context requires, November 30, 2007.

Use of Estimates

This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important part of these estimates and assumptions relate to provision for potential losses that may arise from litigation and regulatory proceedings and other matters that affect the financial statements and related disclosures. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Tax provisions are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (see "— Recent Accounting Developments" below for a discussion of the impact of FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109," on SFAS No. 109).

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. Current income tax is allocated to the firm based on inclusion of the firm's items in the consolidated return, including utilization of net operating loss carryforwards by Group Inc. The firm's provision for taxes is determined as if it were filing a tax return on a separate company basis. The firm's tax receivable from Group Inc. is presented as a component of "Receivables from affiliates" in the statement of financial condition. At November 2007, the company had a net receivable of $0.9 million from Group Inc. for its income taxes.

Recent Accounting Developments

FIN No. 48. In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the firm determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. The firm will adopt the provisions of FIN No. 48 in the first quarter of 2008. Adoption of FIN No. 48 will not have a material effect on the firm's financial condition.

Note 3. Related Party Transactions

The firm has recorded $10.3 million of receivables from affiliates, of which $9.3 million is in a brokerage account with GS&Co., $0.1 million is due from Commonwealth Annuity and $0.9 million is due from Group Inc. related to income taxes. The firm also has $0.3 million payable to affiliates.

Note 4. Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management does not believe, based on currently available information, that there are any such proceedings which would have a material adverse effect on the firm's financial condition, but resolutions of such proceedings may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may have been incurred.

Note 5. Income Taxes

As of November 2007, the company had available $4.4 million of net tax operating loss carryforwards for U.S. federal income tax purposes and has recorded a $1.6 million deferred tax asset related to the future utilization of these loss carryforwards by Group Inc. These carryforwards begin to expire in 2019. The current component of the federal tax benefit represents the net amount expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the company's net operating loss carryforwards. The deferred component represents a decrease during 2007 in the company's net operating loss carryforward. The firm has not recorded a valuation allowance related to the deferred tax asset.

Note 6. Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2007, the firm had regulatory net capital of $20.3 million, which exceeded the amount required by $20.1 million.

The firm has entered into a clearing agreement with Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, to clear all of its securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computations.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors
On Internal Control Required By SEC Rule 17a-5

To the Shareholder of
Epoch Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Epoch Securities, Inc. (the "Firm") as of and for the year ended November 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

PRICEWATERHOUSECOOPERS

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at November 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 28, 2008

END